EXHIBIT 99.1

MSYSTEMS

msystems Contact:                              Investor Relations Contacts:
Elana Holzman                                  Jeff Corbin / Lee Roth
Director of Investor Relations                 KCSA
+972 (9) 764-5000                              +1 (212) 682-6300
elana.holzman@m-systems.com                    jcorbin@kcsa.com / lroth@kcsa.com



       MSYSTEMS CONSOLIDATES ACTIVITY OF ITS VENTURE WITH A FLASH PARTNER,
          RESULTING IN INCREASED HISTORICAL REVENUES, GROSS MARGINS AND
                     OPERATING INCOME WITH NO CHANGE TO EPS

KFAR SABA, ISRAEL - April 20, 2006 - msystems(TM) (NASDAQ:FLSH) today announced its decision to change the accounting treatment of its venture with a flash partner to consolidate the activities of the venture into the Company's financial statements. Previously, the Company accounted for its investment in the venture under the equity method. The Company's decision was made in connection with a review by the staff of the U.S. Securities and Exchange Commission ("SEC") of the Company's annual report on Form 20-F for 2004. As a result of this decision, the Company will restate its financial statements to consolidate the results of the venture in the Company's statement of operations, resulting in increased revenues, gross margins and operating income as compared to previously reported results. The increased operating income is offset by the minority interest of the flash partner, and therefore there is no impact to previously reported net income or earnings per share. The Company is also reclassifying its equity interest in another affiliate, which previously was included within operating expenses, to be presented within non-operating expenses.

The change in the accounting treatment of the venture will cover the quarterly and annual periods in 2004 and 2005. Accordingly, the Company's prior financial statements previously filed or furnished with the SEC for such periods should no longer be relied upon, including all financial statements filed or furnished on Form 6-K in 2004 and 2005.

The tables below set forth the Company's results as previously reported and as revised for the years ended December 31, 2004 and 2005. The Company is filing with the SEC today an amended annual report on Form 20-F/A for 2004, and is furnishing its financial statements for 2005. For additional information, including quarterly results as previously reported and as revised, please refer to our reports on Forms 6-K and 6-K/A furnished today to the SEC or to our website at www.m-systems.com.

The Company's updated guidance issued on April 5, 2006 for the first quarter of 2006 did not include the effects of the consolidation and the reclassification. Consolidating the venture is expected to affect 2006 first quarter results by adding approximately $24 million to revenues, $15 million to cost of goods sold and $9 million to operating income. The reclassification is expected to affect 2006 first quarter results by moving approximately $1.3 million from operating expenses to non-operating expenses. As with 2004 and 2005 results, the consolidation and the reclassification will have no impact on net income or earnings per share for the first quarter.

ABOUT MSYSTEMS

msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets. msystems' product lines include:

     o MDRIVE (formerly DiskOnKey(R)) U3 USB smart drives for personal, portable computing

     o MDOC embedded flash drives for mobile handsets and consumer electronics devices

     o MSIM MEGASIM(R) SERIES high-density SIM cards and MSIM M.MAR(R) SERIES SIM cards and highly secure cards (available both from msystems and its subsidiary Microelectronica)

     o MCARD, high-quality memory cards for mobile handsets and digital cameras

     o MTRUST (formerly Xkey(R)) end-to-end enterprise access, control and management solution for USB flash drives and other removable media

     o MSSD (formerly FFD(TM)) rugged solid state disks for mission-critical applications

     o MMODULE (formerly DiskOnChip(R) modular family) modular flash storage for embedded systems

     o MSAFE (formerly SuperMAP(R) family) secure hardware and software crypto cores

More information is available online at www.m-systems.com.

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only. msystems is incorporated as M-Systems Flash Disk Pioneers Ltd.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to: the effect of global economic conditions in general and conditions in M-Systems' industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems' and its customers' inventory levels and inventory valuations; any decline in sales or other adverse operating results of the venture with the flash partner; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems' and its customers' products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems' and its customers' products; and other risk factors detailed from time to time in M-Systems' filings with the Securities and Exchange Commission. M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to M-Systems' website above does not constitute incorporation of any of the information thereon into this press release.

                               (Tables to Follow)

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. dollars in thousands, except share and per share data

                                                                  AS PREVIOUSLY                AS
                                                                     REPORTED               RESTATED
                                                                -------------------     ------------------
                                                                               YEAR ENDED
                                                                ------------------------------------------
                                                                            DECEMBER 31, 2004
                                                                ------------------------------------------
Revenues                                                        $          347,551      $         416,560
                                                                -------------------     ------------------

Costs and expenses:

   Cost of goods sold                                                      264,799                303,320
   Research and development, net                                            24,834                 24,834
   Selling and marketing                                                    31,077                 31,077
   General and administrative                                                6,771                  6,904
                                                                -------------------     ------------------

Total costs and expenses                                                   327,481                366,135
                                                                -------------------     ------------------

Operating income                                                            20,070                 50,425
Financial income, net                                                        3,897                  3,920
Other income, net                                                              183                    183
                                                                -------------------     ------------------

Income before minority interest in earnings of a subsidiary                 24,150                 54,528
Minority interest in earnings of a subsidiary                                    -               (30,378)
                                                                -------------------     ------------------

Net income                                                      $           24,150      $          24,150
                                                                ===================     ==================

Basic net earnings per share                                    $             0.71      $            0.71
                                                                ===================     ==================

Diluted net earnings per share                                  $             0.66      $            0.66
                                                                ===================     ==================

Weighted average number of shares used in computing basic net
   earnings per share                                                   34,195,642             34,195,642
                                                                ===================     ==================

Weighted average number of shares used in computing diluted
   net earnings per share                                               36,823,118             36,823,118
                                                                ===================     ==================

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. dollars in thousands, except share and per share data

                                                                  AS PREVIOUSLY                AS
                                                                     REPORTED                REVISED
                                                               --------------------    -------------------
                                                                                YEAR ENDED
                                                               -------------------------------------------
                                                                            DECEMBER 31, 2005
                                                               --------------------    -------------------
Revenues                                                       $           539,891     $          614,983
                                                               --------------------    -------------------

Costs and expenses:

   Cost of goods sold                                                      413,474                462,236
   Research and development, net                                            38,060                 37,456
   Selling and marketing                                                    36,043                 33,523
   General and administrative                                               11,812                 12,143
   In-process research and development write off                             2,482                  2,460
                                                               --------------------    -------------------

Total costs and expenses                                                   501,871                547,818
                                                               --------------------    -------------------

Operating income                                                            38,020                 67,165
Financial income, net                                                        8,451                  8,688
Other income, net                                                            6,325                  6,325
                                                               --------------------    -------------------

Income before taxes on income                                               52,796                 82,178
Taxes on income                                                                156                    156
                                                               --------------------    -------------------

Income after taxes on income                                                52,640                 82,022

Equity in losses of an affiliate (*)                                             -                (3,146)
Minority interest in earnings of a subsidiary                                    -               (26,236)
                                                               --------------------    -------------------

Net income                                                     $            52,640     $           52,640
                                                               ====================    ===================

Basic net earnings per share                                   $              1.46     $             1.46
                                                               ====================    ===================

Diluted net earnings per share                                 $              1.30     $             1.30
                                                               ====================    ===================

Weighted average number of shares used in computing basic net
   earnings per share                                                   36,164,979             36,164,979
                                                               ====================    ===================

Weighted average number of shares used in computing diluted
   net earnings per share                                               41,156,678             41,156,678
                                                               ====================    ===================


(*) Equity in losses of an affiliate relate to U3 which was previously reported as part of operating expenses.